Discover Investments Edit My Campaign Teddy R.

This is a preview of current edits to your campaign page. Submit your campaign to request to make these edits live.



THE APP THAT CAN SAVE YOU LIFE

PLAY VIDEO

0

Investors

$0.00

Raised of $10k - $100k goal

Zoi, Inc.

An opportunity to save lives with wearable technology

Small OPO · Los Angeles, CA · Health Tech

Chat

Chat

Overview Team Terms Engage Share



ZOI
DOWNLOAD TODAY!
0:29 / 0:32

MEET ZOI

The Life-Saving App That Watches You When You Cannot

Invest in Zoi, Inc.

" Zoi, on a basic level, is an app that integrates with an Apple Watch and other wearable devices to detect heart rate. But we intend for it to lead the way for wearable technology saving lives.

Zoi was developed after I lost a friend who was only 32 years old in September 2015 to sleep apnea. Bryan Lorden our CEO also suffers from Obstructive sleep apnea. Sleep apnea at its best, results in nights that are not restful. At its worst, it

Chat

sufferers, and individuals suffering from other heart and


THE APP THAT
CAN POTENTIALLY
SAVE YOUR LIFE

health conditions, only have expensive treatment options available. These options don't generally have the means to alert loved ones or 911 if there is an actual emergency experienced by the user. Zoi intends to bridge the gap between safety and cost with an application that monitors heart rate at a cost of only $9.99 per month."

Zoi is expected to grow alongside the wearable tech industry. This growing industry is expected to reach over $4B in 2017. One in six consumers currently own and use wearable technology. As the industry grows, Zoi looks to not only be a staple in the medical wearable tech industry, but also a shining example to other companies to begin noticing the large group of Americans being ignored in terms of affordable technology for medical problems.

Chat

Bryan Lorden
Founder and CEO
Zoi, Inc.

Investment
$0.21 per share. Zoi, Inc. is currently seeking $100,000 from investors. If you invest in the company you believe it will be worth more than $2M in the future.

Perks
$500— If you invest $500, you will receive 1 Zoi t-shirt
$1,000 — If you invest $1,000 you will receive 1 year subscription. 1 Zoi t-shirt
$5,000— If you invest $5,000 you will receive 2 year subscription. 2 Zoi t-shirts
$10,000 — If you invest $10,000, you will receive one lifetime subscription. Receive 1 Apple watch with Zoi preloaded and Zoi investor band. 2 Zoi t-shirts
$50,000 — If you invest $50,000, you will receive two lifetime memberships. Meeting with the founders in Los Angeles (Includes domestic flight, 2 night stay at a hotel) Receive 1 Apple watch with Zoi preloaded and Zoi investor band. 2 Zoi t-shirts.

Chat

Preventing Death from Sleep Apnea, One Watch At A Time

Chat

Our App's Features

Heart Tracking

Zoi is an app that will track your miles ran and heart rate while you're exercising or sleeping. An alert will popup on your wearable and phone if your heart rate is abnormal.



Awake or Sleep Modes

During sleep mode, If your heart rate drops below or goes above your resting heart rate an alarm will go off to wake you up.


ZZZ

Get Fast Support

If the alarm isn't turned off, alerts will be sent to your loved ones. It will then dial first responders in case of emergency.



Chat

Your allergy information and geolocation coordinates will also pop up on the screen for first responders to review.



Devices

Zoi will be available for Apple Watches and Garmin. Coming soon for Fitbit.



Chat

Dying in Your Sleep: More Common Than You Think

1 in 4 people die of heart disease (American Heart Association) and **1 in 8 will die in their sleep** (answers.com). Sleep apnea is also one of the top causes that leads to dying in your sleep, affecting 42 million Americans.

One would assume that as the technology industry grows, there would be more and more focus on the development of affordable, easy to use devices to make sleeping safer. The truth is, however, that many individuals suffering from these kind of health conditions still only have bulky, uncomfortable, expensive machines to keep them safe. Due to financial limitations, many of these individuals go without any safety net at all.

Dying in your sleep is all too common. **The answer now is Zoi**, a wearable device that integrates currently with Apple Watches and soon FitBits and other wearable devices capable of detecting heart rate. If you have sleep apnea, Zoi can make recommendations based on your sleep patterns.


ZOI
your guardian angel while you sleep

How Can Zoi Keep You Safe?

- **Heart Tracking** while exercising or asleep.
- **Send Alerts** to **Loved Ones** and **911** if your heart rate is severely abnormal while asleep.
- Current **Software Compatibility** with **Apple Watch**, and soon will integrate with other devices, including **Fitbit** and other smart devices that detect heart rate.
- Future plans for a **Support Line**, as an alternative to 911 or alerting a family member or friend.
- Affordable cost of only **$4.99 Per Month** on launch.



Why Invest in Wearable Technology with Zoi, Inc.?



An Opportunity to Save Lives With Wearable Technology

- Market predicted to reach over $4B in 2017 in 2017.
- This technology is most popular among users aged 25 to 44, a **Huge Demographic**.
- **One in six consumers currently own and use wearable technology.**
- Zoi's software currently integrates with **Apple Watch**, and will later work with **Fitbit, Huawei Fit, And Other Smart Devices**.
- By pairing proprietary software with wearable tech the user already owns or can easily find, Zoi can **Lower User Cost**.
- The software itself is **Highly Adaptable**, allowing the user to monitor their heart rate and other vitals during all hours, in whatever way they envision.

Zoi, Inc. Marketing Strategy & Projections

Social Networking

Will develop a distinctive and authentic presence on social networking sites and will also place advertisements on these sites.

E-mail marketing

All potential users will be informed via segmented email drip campaigns to increase conversion

Search Engine Optimization

Portions of the marketing budget for strategic internet marketing
including search engine optimization.

Industry Events

Attend conferences to increase brand awareness and establish
valuable business partnerships.

Potential for Growth

Due to current market trends in the wearable tech industry, it's believed that Zoi, Inc. can easily become a multi-million dollar company by its second year.

Note - these statements are based on internal financial projections

SOURCES & USES

SOURCES OF FUNDS	
Owner Investment	$20,000
Investor	$500,000
Total Sources	**$520,000**
USES OF FUNDS	
Start-up Expenses	
Development to Date	$20,000
Patent	$10,000
Operating Agreement	$1,000
App Feature Updates	$17,000
Consultants	$900
Deposit for RT	$3,000
Total Start-up Expenses	**$51,900**
Start-up Assets	
Working Capital	$288,100
Furniture & Equipment	$5,000
Buildout	$175,000
Total Start-up Assets	**$468,100**
Total Uses	**$520,000**

PROJECTIONS

	Year 1	Year 2	Year 3
Year End Subscriptions	100,000	300,000	500,000
Average Monthly Subscriptions	40,000	200,000	400,000
Monthly Price	$4.99	$9.99	$14.99
App Store Commissions	30%	30%	30%
Response Team Reps	5	10	15
Total Revenue	$2,395,200	$23,976,000	$71,952,000
Total Direct Cost of Revenue	$718,560	$7,192,800	$21,585,600
Gross Margin	$1,676,640	$16,783,200	$50,366,400
Gross Margin/Revenue	70%	70%	70%
Expenses			
Marketing/Promotion	$30,000	$100,000	$400,000
Shared Office	$10,800	$11,340	$11,907
Office Supplies	$1,200	$2,400	$3,600
Server	$3,600	$5,000	$7,000
Phone Service	$4,000	$4,000	$4,000
Response Team Manager	$92,000	$184,000	$276,000
Response Team Representatives	$161,000	$322,000	$483,000
Total Op. Expenses	$302,600	$628,740	$1,185,507
Net Profit	$1,374,040	$16,154,460	$49,180,893
Net Profit %	57.4%	67.4%	68.4%

Chat


$80,000,000
$70,000,000
$60,000,000
$50,000,000
$40,000,000
$30,000,000
$20,000,000
$10,000,000
$0
Year 1
Year 2
Year 3
$4.99
$9.99
$14.99
Total Revenue
Net Profit

Chat

Dear future investor, we want to thank you for looking through Zoi. Your contributions will help save lives by detecting abnormalities with the user while sleeping. You will also help Zoi users live a healthier lifestyle by better understanding their sleep. We hope you'll consider investing in us.

Chat

November 2014

Idea phase

Bryan's friend died in November of 2015 at the age of 32. He had severe sleep apnea. Bryan thought of a way to alert users if they're having complications in their sleep.

April 2015

Pitched idea to class

In grad school Bryan pitched the idea to his marketing class. The professor told him that he needed to make a move on it.

August, 2015

Zoi Development Begins and patent filed

February 2017

Zoi Beta

March, 2017

Beginning of Crowdfunding

May 2017

Launch app iTunes store

Chat

Chat

In the Press


your guardian angel while you sleep


meet zoi


your guardian angel while you sleep

SHOW MORE

Meet the Founders





Bryan Lorden

CEO

Spent 7 years in the Navy as a Master At Arms. Bryan worked in food and beverage for 8 years as Sales manager. He spent the last 4 years leading startups which include slashmyfees.com and Zoi, Inc. and is currently a Regional Sales manager for Rembrandt Foods. He has been in the development stage with Zoi over the last 9 months.

Christian Broce

CTO

Over 10 years experience in business development, contract writing and water treatment engineering. As an entrepreneur, started producing websites in 2006, and has launches several web applications and mobile apps for companies such as Cabinetstogo, Internlink, Revhub and SampleSower. In these companies he has lead roles of hands on technology development, information architecture, business management and development. As a day job, currently Christian is RME for a construction firm, performing business development in wastewater treatment industry specifically developing system that automate transportation and management of data related.

Chat

Chat

Chat

And the Rest of the Team



Dr. Rico Simonini

Advisor

Dr. Simonini is a top cardiologist at Cedars Sinai Medical Center in Beverly Hills. He's provided Zoi with advice on how to track a users heart rate and sleep patterns.

Chat

Offering Summary

Maximum [476,190] shares of common stock ($99,999.90)

Minimum [47,619] shares of common stock ($9,999.99)

Company	Zoi, Inc
Corporate Address	611 N. Commonwealth Ave, Los Angeles, CA
Description of Business	Health application
Type of Security Offered	Common Stock
Purchase Price of Security Offered	$.21
Minimum Investment Amount (per investor)	199.92

Chat

Perks

$500— If you invest $500, you will receive 1 Zoi t-shirt

$1,000 — If you invest $1,000 you will receive 1 year subscription. 1 Zoi t-shirt

$5,000— If you invest $5,000 you will receive 2 year subscription. 2 Zoi t-shirts

$10,000 — If you invest $10,000, you will receive one lifetime subscription. Receive 1 Apple watch with Zoi preloaded and Zoi investor band. 2 Zoi t-shirts

$50,000 — If you invest $50,000, you will receive two lifetime memberships. Meeting with the founders in Los Angeles (Includes domestic flight, 2 night stay at a hotel) Receive 1 Apple watch with Zoi preloaded and Zoi investor band. 2 Zoi t-shirts.

Chat

Irregular Use of Proceeds

Zoi might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments, Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Chat

Updates

Follow Zoi, Inc. to get notified of future updates!

Comments (0 total)

Add a public comment...

Post
Post

Chat

©2017 All Rights Reserved

Chat